PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies Reports Record Fiscal 2008 Fourth Quarter
and Year End Results

-- Company provides revenue guidance and strategic plan 2009/ 2010 --

Laval, Québec, CANADA – August 28, 2008 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) today reported its financial results for the fourth quarter and year ended May 31, 2008. The Company achieved record revenues for the fourth quarter of fiscal year 2008 and has achieved its sixth consecutive year of record revenues.

Financial Highlight 2008

  Revenues for the fiscal year ended May 31, 2008 totalled a record $10,264,000, a 26.3% increase compared to the fiscal year ended May 31, 2007 with revenues of $8,126,000.

  The Company increased its sales in all geographic areas during the fiscal year ended May 31, 2008, with the exception of Canada. Total North America sales grew by 6.34% to $6,749,000 and in the United States, sales increased by 15.1% to $5,765,000. Sales in Europe increased by 10.5% to $1,727,000 and sales in the Asia-Pacific region rose considerably by 727% to $1,788,000.

  The Company substantially increased its productions, generating growth of 54% in sales volume, which is, however, not fully reflected in the revenue increase, due to the impact of the U.S. dollar devaluation on more than 82% of the Company’s sales.

  EBITDA1 for fiscal year 2008, ended May 31, 2008 decreased to $1,020,000 compared to the previous fiscal year, ended May 31, 2007, of $1,504,000, mainly due to expenses related to the devaluation of the U.S. dollar, implementation of compliance with internal control regulations (52-109, Sarbanes-Oxley) and in an ERP2 management software and quality assurance program.

Neptune Strategic Plan 2009/ 2010

In its 2009 and 2010 strategic plan, the Company plans to focus on strengthening its operations, in order to be wellpositioned for its future growth and expansion. The Company will take steps to further solidify its supply and production and is progressing with plans to increase its production capacity and improve productivity. In parallel, the Company is already in negotiations with major suppliers and multinational industrial manufacturing companies with international nutraceutical and pharmaceutical manufacturing standards in order to meet actual and forthcoming demand for its products. Neptune will seek to continue to penetrate into the nutraceutical market with the support of its existing clients and it will seek potential new distributors, and it intends to proceed with commercialization efforts to penetrate the functional food market with Nestlé and Yoplait. The Company will also partner with other multinational food companies for the development of new functional food products for commercialization exploiting three therapeutic applications (cardiovascular, inflammation, cognitive) within four food categories (dairy, cereals/bars, juice/beverages, confectionary).

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On the R&D side, the Company continues to advance its nutraceutical and pharmaceutical product opportunities and to prepare for commercialization upon obtaining the required regulatory approvals. New patents to protect Neptune products for several applications are currently being submitted, and Neptune soon expects to receive European Novel Food approval to commercialize NKO® as a dietary supplement and a functional food, opening new geographic opportunities.

With regards to pharmaceutical operations, the Company recently announced the formation of its subsidiary Acasti Pharma Inc. ("Acasti Pharma") through which it intends to further advance the pharmaceutical programs including an over-the-counter drug, a prescription medical food and a prescription drug with an initial focus on cardiovascular disease. The Company is preparing for an investigation new drug application (IND) with the Food and Drug Administration (FDA) in the United States and for a clinical trial application (CTA) with Health Canada. In parallel, Neptune continues the development of other pharmaceutical applications including neurodegenerative disease.

The Company intends to strengthen its financial position in order to effectively carry out its strategic plan. Neptune expects to raise up to US$14.5 million in a debt financing arrangement comprised of convertible debentures with a conversion floor price to provide for minimum dilution for expected gross proceeds of US$4 million to US$8 million. Neptune warrants and call options on the shares of Acasti Pharma, held by Neptune, are attached to the debenture. In addition, a bank debt financing of US$6.5 million to refinance Neptune long-term debt and to increase productivity and production capacity is under negotiation.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

Financial Results 2008

Revenues for the fourth quarter of fiscal year 2008 ended May 31, 2008 increased 80.4% to a fourth-quarter record $3,135,000 compared to $1,738,000 in the fourth quarter of the previous fiscal year, ended May 31, 2007. For the fiscal year 2008, ended May 31, 2008 revenues increased 26.3% to a record $10,264,000 compared to the previous fiscal year, ended May 31, 2007 of $8,126,000.

For the fiscal year 2008, ended May 31, 2008, EBITDA1 decreased by $484,000 to $1,020,000 compared to the previous fiscal year, ended May 31, 2007 of $1,504,000, mainly due to expenses related to the devaluation of the U.S. dollar, implementation of compliance with internal control regulations (52-109, Sarbanes-Oxley) and in an ERP2 management software and quality assurance program.

Net loss for the three-month period, ended May 31, 2008 was $1,285,000 or $0.035 per share, compared to a net loss of $1,488,000 or $0.041 per share, for the three-month period ended May 31, 2007. For the fiscal year 2008, ended May 31, 2008, net loss amounted to $4,785,000 or $0.130 per share, compared to a net loss of $2,677,000 or $0.075 per share in the previous fiscal year.

Excluding non-monetary items, stock option based compensation and amortization, Neptune would have generated a profit of $303,000 for the fiscal year ended May 31, 2008. Neptune’s cash position and financial performance provide for a self-sustainable business as an operational and innovative biotechnology company. As of May 31, 2008, Neptune's cash and cash equivalents totalled $2,712,000.

Financial Outlook

After the plant capacity and productivity increase, Neptune expects to generate $18 million to $24 million in annual revenue driven by its existing partners and its recently entered alliances with Schiff Nutrition, AZPA International and Croda Health Care. The foregoing outlook is based upon information currently available to management and is subject to change. Neptune’s actual results may differ materially from this projection.

1 Earnings before Interest, Taxes, Depreciation, and Amortization
2 Enterprise Resource Planning

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About Neptune

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical and pharmaceutical applications and is carrying out clinical research to show the therapeutic benefits in various medical indications. The Company patents and protects its innovations and continuously expands its intellectual property portfolio. Neptune has already obtained many regulatory approvals allowing commercialization of its products in various geographic markets and has filed for and is expecting additional approvals. Neptune continues to strongly support its strategic development plan to form partnership with worldwide leaders in the nutraceutical industries. Neptune signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, and paved its entrance into the global functional food market.

About Acasti Pharma

Acasti Pharma is governed by the Board of Directors of Neptune. Its head office is located at the same address as Neptune at 225 Promenade du Centropolis, Suite 200, Laval, Québec, Canada H7T 3B3. Acasti Pharma’s product portfolio of proprietary novel long-chain omega-3 phospholipids are sourced from sustainable abundant marine biomass including Antarctic krill (Euphausia superba). Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and play, as such, an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti is focusing initially on treatments for chronic cardiovascular conditions.

Neither NASDAQ nor TSX Venture Exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Technologies and Acasti Pharma Contact:

Neptune Technologies & Bioressources Inc.
Acasti Pharma Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In particular, readers are cautioned that outlooks and projections of future results presented in this press release should be considered uncertain and forward-looking. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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